UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

NewAmsterdam Pharma Company N.V.

(Name of Issuer)

Ordinary Shares, Nominal value €0.12 per share

(Title of Class of Securities)

N62509 109

(CUSIP Number)

Forbion Capital Partners

Gooimeer 2-35

1411 DC Naarden

The Netherlands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N62509 109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Forbion Capital Fund IV Coöperatief U.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,238,429
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,238,429
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,238,429
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 106,832,952 shares of the Issuer’s Ordinary Shares outstanding, as reported by the Issuer in its Form 424(b)(5) prospectus supplement filed on December 13, 2024.

CUSIP No. N62509 109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Forbion IV Management B.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,238,429
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,238,429
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,238,429
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 106,832,952 shares of the Issuer’s Ordinary Shares outstanding, as reported by the Issuer in its Form 424(b)(5) prospectus supplement filed on December 13, 2024.

CUSIP No. N62509 109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Forbion Growth Opportunities Fund I Coöperatief U.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,885,185
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,885,185
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,885,185
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 106,832,952 shares of the Issuer’s Ordinary Shares outstanding, as reported by the Issuer in its Form 424(b)(5) prospectus supplement filed on December 13, 2024.

CUSIP No. N62509 109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Forbion Growth Management B.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,885,185
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,885,185
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,885,185
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 106,832,952 shares of the Issuer’s Ordinary Shares outstanding, as reported by the Issuer in its Form 424(b)(5) prospectus supplement filed on December 13, 2024.

CUSIP No. N62509 109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ForGrowth NAP B.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,123,614
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,123,614
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,123,614
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 106,832,952 shares of the Issuer’s Ordinary Shares outstanding, as reported by the Issuer in its Form 424(b)(5) prospectus supplement filed on December 13, 2024.

CUSIP No. N62509 109

SCHEDULE 13D

Explanatory Statement

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 13D originally filed on June 30, 2023, as amended from time to time (the “Schedule 13D”) relating to the ordinary shares (the “Ordinary Shares”), nominal value €0.12 per share, of NewAmsterdam Pharma Company N.V., a public limited liability company (naamloze vennotschap) incorporated under the laws of the Netherlands (the “Issuer”). Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer:

Item 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows:

(a) – (b) (i) Forbion Growth I may be deemed to beneficially own 4,885,185 Ordinary Shares held through ForGrowth, representing approximately 4.6% of the outstanding Ordinary Shares, (ii) Forbion IV may be deemed to beneficially own 6,238,429 Ordinary Shares held through ForGrowth, representing approximately 5.8% of the of the outstanding Ordinary Shares and (iii) ForGrowth may be deemed to beneficially own 11,123,614 Ordinary Shares, including an aggregate of 10,471,441 Ordinary Shares allocable to Forbion Growth I and Forbion IV through ForGrowth’s interest in PoolCo.

Forbion Growth Management may be deemed to beneficially own the Ordinary Shares that may be deemed to be beneficially owned by Forbion Growth I, and Forbion IV Management may be deemed to beneficially own the Ordinary Shares that may be deemed to be beneficially owned by Forbion IV.

The percentage of the outstanding Ordinary Shares that may be deemed to be beneficially owned by the Reporting Persons is based upon on 106,832,952 shares of the Issuer’s Ordinary Shares outstanding, as reported by the Issuer in its Form 424(b)(5) prospectus supplement filed on December 13, 2024.

(c) Information concerning transactions in the Ordinary Shares of the Issuer effected since the most recent filing of Schedule 13D is set forth in Annex I of this Schedule 13D.

CUSIP No. N62509 109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2024

FORBION CAPITAL FUND IV COÖPERATIEF U.A.

By:	Forbion IV Management B.V., its director

By:	FCPM III Services B.V., its director

By:	/s/ V. van Houten /s/ G.J. Mulder
Name: V. van Houten and G.J. Mulder
Title: Directors

FORBION IV MANAGEMENT B.V.

By:	FCPM III Services B.V., its director

By:	/s/ V. van Houten /s/ G.J. Mulder
Name: V. van Houten and G.J. Mulder
Title: Directors

FORBION GROWTH OPPORTUNITIES FUND I COÖPERATIEF U.A.

By:	Forbion Growth Management B.V., its director

By:	FCPM III Services B.V., its director

By:	/s/ V. van Houten /s/ G.J. Mulder
Name: V. van Houten and G.J. Mulder
Title: Directors

FORBION GROWTH MANAGEMENT B.V.

By:	FCPM III Services B.V., its director

By:	/s/ V. van Houten /s/ G.J. Mulder
Name: V. van Houten and G.J. Mulder
Title: Directors

FORGROWTH NAP B.V.

By: Forbion International Management B.V., its Director

By:	/s/ V. van Houten /s/ G.J. Mulder
Name: V. van Houten and G.J. Mulder
Title: Directors

CUSIP No. N62509 109

Annex I

Information With Respect to Transactions of Ordinary Shares

Reporting Person Who Effected the Transaction	Date of Transaction	Nature of Transaction	Amount of Securities	Average Price Per Share	Where and How the Transaction was Effected
Forbion Growth I (through PoolCo)	11/15/2024	Sale of Ordinary Shares	3,746	$25.0218	Effected on the open market.
Forbion IV (through PoolCo)	11/15/2024	Sale of Ordinary Shares	4,784	$25.0218	Effected on the open market.
Forbion Growth I (through PoolCo)	11/18/2024	Sale of Ordinary Shares	14,614	$25.0786	Effected on the open market.
Forbion IV (through PoolCo)	11/18/2024	Sale of Ordinary Shares	18,659	$25.0786	Effected on the open market.
Forbion Growth I (through PoolCo)	12/10/2024	Sale of Ordinary Shares	135,383	$25.3651	Effected on the open market.
Forbion IV (through PoolCo)	12/10/2024	Sale of Ordinary Shares	172,867	$25.3651	Effected on the open market.
Forbion Growth I (through PoolCo)	12/11/2024	Sale of Ordinary Shares	67,653	$25.4600	Effected on the open market.
Forbion IV (through PoolCo)	12/11/2024	Sale of Ordinary Shares	86,385	$25.4600	Effected on the open market.
Forbion Growth I (through PoolCo)	12/12/2024	Sale of Ordinary Shares	72,912	$25.3949	Effected on the open market.
Forbion IV (through PoolCo)	12/12/2024	Sale of Ordinary Shares	93,099	$25.3949	Effected on the open market.
Forbion Growth I (through PoolCo)	12/13/2024	Sale of Ordinary Shares	11,310	$25.0106	Effected on the open market.
Forbion IV (through PoolCo)	12/13/2024	Sale of Ordinary Shares	14,441	$25.0106	Effected on the open market.
Forbion Growth I (through PoolCo)	12/16/2024	Sale of Ordinary Shares	481	$25.0000	Effected on the open market.
Forbion IV (through PoolCo)	12/16/2024	Sale of Ordinary Shares	615	$25.0000	Effected on the open market.